Combined Financial Statements and Independent Auditor's Report and Supplementary Information

VictoryBase Corporation and Affiliates

December 31, 2022 and 2021

VictoryBase Corporation and Affiliates

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
VictoryBase Corporation and Affiliates

Opinion

We have audited the accompanying combined financial statements of **VictoryBase Corporation and Affiliates** (the "Company"), which comprise the combined balance sheets as of December 31, 2022 and 2021, and the related combined statements of operations, changes in stockholders' equity (deficit), and cash flow for the years then ended, and the related notes to the combined financial statements.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Combined Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the combined financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the combined financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the combined financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Combined Financial Statements

Our objectives are to obtain reasonable assurance about whether the combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the combined financial statements.

McNAMARA and ASSOCIATES, PLLC CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

McNamara and Associates, PLLC
Certified Public Accountants & Associates

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the combined financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the combined financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the combined financial statements as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the combined financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the combined financial statements. The information has been subjected to the auditing procedures applied in the audit of the combined financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the combined financial statements or to the combined financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the combined financial statements as a whole.

Other Matter

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

McNamara and Associates, PLLC

Tampa, Florida
April 21, 2023

McNAMARA and ASSOCIATES, PLLC **CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES**
also d/b/a ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

VictoryBase Corporation and Affiliates
Combined Balance Sheets
As of December 31, 2022 and 2021

Assets	2022	2021
Current assets		
Cash	$ 742,136	$ 149,546
Prepaid offering costs	263,496	167,366
Accounts receivable	5,430	-
Total current assets	1,011,062	316,912
Property and equipment, net	10,613,849	6,055,347
Other assets	-	327,528
Total assets	$ 11,624,911	$ 6,699,787
Liabilities and Stockholder's Equity (Deficit)		
Current liabilities		
Accounts payable	$ 2,438	$ 2,818
Accrued expenses	295,372	131,794
Related party payable	495,860	455,631
Deferred revenue	12,281	-
Note payable - current portion	17,345	
Total current liabilities	823,296	590,243
Note payable, net of current portion	7,832,655	2,643,201
Total liabilities	8,655,951	3,233,444
Stockholder's equity (deficit)		
Class A common stock, 10,000,000 authorized 25,000 and 1,000,000 outstanding as of December 31, 2022 & 2021	25	25
Class B common stock, 1,000,000 authorized 1,000,000 outstanding as of December 31, 2022 & 2021	1,000	1,000
Additional paid in capital	975	975
Member's equity	3,182,387	3,672,575
Retained deficit	(215,427)	(208,232)
Total stockholder's equity (deficit)	2,968,960	3,466,343
Total liabilities and stockholders' equity (deficit)	$ 11,624,911	$ 6,699,787

The accompanying notes are an integral part of these financial statements.

VictoryBase Corporation and Affiliates
Combined Statements of Operations
For the Years Ended December 31, 2022 and 2021

	2022	2021
Revenues	$ 1,057,451	$ 249,098
Operating expense		
Depreciation expense	532,817	158,562
General and administrative	142,103	143,352
Maintenance expense	53,085	41,167
Property tax expense	108,161	17,249
Total operating expenses	836,166	360,330
Operating income(loss)	221,285	(111,232)
Other income (expense):		
Interest expense	(391,140)	(28,301)
Net loss before income taxes	(169,855)	(139,533)
Net loss	$ (169,855)	$ (139,533)

The accompanying notes are an integral part of these financial statements.

VictoryBase Corporation and Affiliates
Combined Statements of Cash Flows
For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash from operating activities		
Net loss	$ (169,855)	$ (139,533)
Adjustments to reconcile net income provided by operating activities:		
Depreciation	532,817	158,562
Interest accrual	171,700	
Increase (decrease) in cash due to changes in:		
Accounts receivable	(5,430)	-
Accounts payable	(380)	2,818
Accrued expenses	163,578	131,794
Deferred revenue	12,281	-
Net cash provided by operating activities	704,711	153,641
Cash flows from investing activities		
Escrow deposits	327,528	(327,528)
Net purchase of property and equipment	(5,091,319)	(6,213,909)
Net cash used by investing activities	(4,763,791)	(6,541,437)
Cash flows from financing activities		
Proceeds from note payable	5,035,099	2,643,201
Contribution by shareholder	-	6,102,857
Distributions to shareholder	(327,528)	(2,354,743)
Related party payable	40,229	226,029
Prepaid offering costs	(96,130)	(82,002)
Net cash provided by financing activities	4,651,670	6,535,342
Net increase in cash	592,590	147,546
Cash, beginning of period	149,546	2,000
Cash, end of period	$ 742,136	$ 149,546
Non-cash financing activities		
Issuance of non-cash dividend	$ -	$ 975

The accompanying notes are an integral part of these financial statements.

VictoryBase Corporation and Affiliates
Combined Statements of Stockholders' Equity (Deficit)
For the Years Ended December 31, 2022 and 2021

	Class A Common Stock Par $.001	Class B Common Stock Par $.001	Additional Paid in Capital	Retained Deficit	Member's Equity	Total Equity
Balance, December 31, 2020	$ 1,000	$ 1,000	$ -	$ (144,238)	$ -	$ (142,238)
Contribution by shareholder	-	-	-	-	6,102,857	6,102,857
Share forfeiture	(975)	-	975	-	-	-
Distributons to shareholder	-	-	-	-	(2,354,743)	(2,354,743)
Net loss	-	-	-	(63,994)	(75,539)	(139,533)
Balance, December 31, 2021	$ 25	$ 1,000	$ 975	$ (208,232)	$ 3,672,575	$ 3,466,343
Distributons to shareholder	-	-	-	-	(327,528)	(327,528)
Net loss	-	-	-	(7,195)	(162,660)	(169,855)
Balance, December 31, 2022	$ 25	$ 1,000	$ 975	$ (215,427)	$ 3,182,387	$ 2,968,960

The accompanying notes are an integral part of these financial statements.

Note A – Nature of Business and Organization

VictoryBase Corporation and Affiliates refers to the combined accounts of the following group of companies:

VictoryBase Corporation and Affiliates ("VBC"); VictoryBase Holdings, LLC ("VBH"); and VictoryBase SC1 LLC ("VBS") (hereinafter collectively referred to as the "Company").

The following summarizes the background of each of the companies included in the accompanying combined financial statements:

- VBC was incorporated in August 2020 in the State of Delaware. Headquartered in Southlake, Texas. The Company provides the opportunity to invest in a portfolio of residential real estate assets to investors who have, until recently, had limited access to these types of investments.
- VBH was formed in December 2020 as a Texas Limited Liability Company. The Company is a holding company for VBS and is a lessor to VBC.
- VBS was formed in February 2021 as a Texas Limited Liability Company. The Company purchases and holds homes for occupancy by residents that make a Base Payment, which is similar to rent.

VBC is building a nationwide network of residential real estate properties located near United States military bases, which we will make available for occupancy by military servicemembers and other individuals and families seeking housing in such locations.

In addition to providing housing at affordable prices, VBC plans to offer our customers and other investors the opportunity to invest in VBC by offering shares of our stock for sale. VBC believes that VBC will benefit from customers electing to reside in a home and purchasing shares.

Note B – Significant Accounting Policies

The combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Presentation
The accompanying combined financial statements include the accounts of VBC, VBH and VBS, which are under common ownership and management and are related in their operations. All significant intercompany balances and transactions have been eliminated in combination.

Recently Issued Accounting Standards Adopted

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases (Topic 842),* intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, airplanes, and manufacturing equipment. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current GAAP, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP—which requires only capital leases to be recognized on the balance sheet—the new ASU will require both types of leases to be recognized on the balance sheet. The ASU on leases took effect for all non-public companies for fiscal years beginning after December 15, 2021. Adoption of this standard did not have a material impact on the combined financial statements.

On December 18, 2019, FASB issued Accounting Standards Update ASU 2019-12, *Income Taxes (Topic 740), on Simplifying the Accounting for Income Taxes.* The decisions reflected in the ASU update specific areas of ASC 740, Income Taxes, to reduce complexity while maintaining or improving the usefulness of the information provided to users of combined financial statements. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Adoption of this standard did not have a material impact on the combined financial statements.

Note B – Significant Accounting Policies (continued)

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the combined financial statements upon adoption.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high-quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. As of December 31, 2022 and 2021 cash balances exceeded FDIC insurance limits by approximately $367,000 and $0, respectively. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Major additions and betterments are charged to the property accounts while replacements, maintenance and repairs, which do not improve or extend the life of the respective assets, are expenses currently. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of estimated useful lives or the lease term, while all other assets are depreciated over estimated useful lives.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Long-lived assets such as property, plant and equipment and intellectual property subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review reveals an indicator of impairment, as determined based on estimated undiscounted cash flows, the carrying amounts of the related long-lived assets are adjusted to fair value. Management has determined that there has been no impairment in the carrying value of its long-lived assets as of December 31, 2022 and 2021.

Revenue Recognition

Revenue was recognized in accordance with ASC 840, Leases, for the year ending December 31, 2021 and, in accordance with changes in guidance noted above, ASC 842, Leases, for the year ending December 31, 2022. The Company records lessor accounting, as income over the life of the lease, with income recognized when the monthly installments fall due, irrespective of when actual collection is made.

From inception to September 2022, VBC's contracts were direct with the customers. In September, 2022, the Company assigned the Base Agreements between it and each customer to VBS. The Company recognizes all revenue at a point in time when the Company's performance obligation is completed. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods. Payment is received once approved by the customer in accordance with each contract's payment terms. Sales taxes and other similar taxes are excluded from revenue.

Deferred revenue consists of prepaid rent and fees. Deferred revenue at December 31, 2022 and 2021 was approximately $12,000 and $0, respectively. Deferred revenue recognized for the years ended December 31, 2022 and 2021 was $0.

Note B – Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 740, Income Taxes ("ASC 740"). Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2022 and 2021. The Company's 2021 tax year is open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Organizational, Equity Transaction and Related Costs

Organization and equity transaction costs of the Company are initially being paid by the Company or their affiliates on behalf of the Company. These organization and equity transaction costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants' and attorneys' fees. The Company anticipates that, pursuant to the Company's Articles of Incorporation (the "Articles of Incorporation") dated August 13, 2020, and the Amendment and Restatement thereof on December 21, 2020, the Company will be obligated to reimburse the Company, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company.

The Company may make reimbursement payments in one or more installments.

As of December 31, 2022 and 2021, the Company has incurred organization and equity transaction costs. These costs in the amount of approximately $110,000 and $155,000 are recorded in related party payables in the accompanying balance sheet as of December 31, 2022 and 2021, respectively. The Company expects the equity offering will be offered in fiscal 2023 and has recorded prepaid equity transaction related costs as of December 31, 2022 of approximately $263,496.

Fair Value

ASC 820-10-05 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). The three levels of the fair value hierarchy under ASC 820-10-05 are described below:

Note B – Significant Accounting Policies (continued)

Level 1 - Unadjusted, quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market is defined as a market where transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Inputs, other than quoted market prices in active markets that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3 - Prices or valuations that require unobservable inputs that are both significant to the fair measurement and unobservable. Valuation under level 3 generally involves a significant degree of judgment from the investment advisor. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for the investments existed. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's goodwill is considered to be a non-recurring fair value measurement.

Note C – Property, Plant and Equipment, Net

The Company's property, plant and equipment at December 31, 2022 and 2021 consist of the following:

	2022	2021	Schedule
Houses	$ 10,965,428	$ 6,136,863	20 years
Furniture and fixtures	339,801	77,046	7 years
Total depreciable property and equipment	11,305,229	6,213,909	
Less: accumulated depreciation	(691,380)	(158,562)	
Net property, plant, and equipment	$ 10,613,849	$ 6,055,347	

Total depreciation expense for the year ended December 31, 2022 and 2021, was approximately $533,000 and $159,000, respectively. The Company acquired 26 homes in fiscal 2021 and 22 homes in fiscal 2022.

Note D – Note Payable

On September 8, 2021, the Company entered into a Note Payable agreement for a maximum of $7,850,000 with a financial institution for the financing of 48 homes. The Note Payable had a balance of approximately $7,850,000 as of December 31, 2022. The Note Payable accrue interest at prime plus 1.50% (9.0% as of December 31, 2022) with interest payable on a monthly basis and principal and interest based on a 30-year amortization of the note beginning 25 months after the September 8, 2021 loan commencement date. The loan matures with a lump sum payment of the remaining principal on the maturity date of September 5, 2024. The loan is collateralized by the properties and is guaranteed by an owner. The Company has two twelve-month extension options available, assuming the proper extension is filed and the Company is not in default on the loan.

Note D – Note Payable (continued)

Future maturities of senior term notes payable at December 31, 2022 are as follows:

Year Ending December 31,		
2023	$	17,345
2024		7,832,655
Total	$	7,850,000

Total interest expense for the years ended December 31, 2022 and 2021 was approximately $391,000 and $28,000, respectively.

Note E – Related Party Transactions

The Company had a related party payable to its majority shareholder from working capital funding of approximately $495,000 as of December 31, 2022 and 2021, respectively. See Note F for further discussion of ownership transactions.

As described in Note F, during the year ended December 31, 2021, the sole shareholder of a related party forfeited 975,000 shares of Class A common stock.

Note F – Stockholder's Equity

Common Stock

As of December 31, 2020, the total number of shares of all classes of stock that VBC is authorized to issue is Eleven Million (11,000,000), consisting of:

1. Ten Million (10,000,000) shares of Class A common stock, with a par value of $0.001 per share (the "Class A Common Stock"); and
2. One Million (1,000,000) shares of Class B common stock, with a par value of $0.001 per share (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock").

Each share of Class A Common Stock shall entitle the record holder thereof to one vote on all matters on which stockholders generally are entitled to vote.

Each share of Class B Common Stock shall entitle the record holder thereof to one million (1,000,000) votes on all matters on which stockholders generally are entitled to vote.

Except as otherwise required in the Amended and Restated Articles of Incorporation or by applicable law, the holders of Common Stock shall vote together as a single class on all matters.

The Class A Common Stock, as a class, holds 100% of the economic interests of the Company. The Class B Common Stock, as a class, holds virtually all of the voting interest in the Company. The Company sold 1,000,000 Class A Common Stock to Victory Base RE, LLC ("VBRE") for $1,000 and has sold 1,000,000 shares of Class B Common Stock, non-economic super-voting (1,000,000 votes per share) shares to VBRE for $1,000 during the period from inception to December 31, 2020. During fiscal 2021 an agreement was reached with the sole shareholder to forfeit 975,000 shares of Class A stock.

During the year ended December 31, 2021, a shareholder contributed approximately $6,300,000 and received distributions, as a return of capital, of approximately $2,355,000 related to VBS.

During the year ending December 31, 2022, the remaining funds held in escrow were refunded to VBS. As a result, a shareholder distribution, as a return of capital, of approximately $327,500 to VBRE.

Note G – Income Taxes

	2022	2021
Income tax provision (benefit) at statutory rate of 21%	$ (35,670)	$ (13,500)
State taxes at 0%, net of federal benefit	-	-
Nondeductible items	-	-
Subtotal	(35,670)	(13,500)
Change in valuation allowance	35,670	13,500
Income Tax Expense	$ -	$ -

Net deferred tax assets and liabilities were comprised of the following:

	2022	2021
Net Operating Losses	$ 79,460	$ 43,790
Valuation allowance	(79,460)	(43,790)
Deferred tax asset, net	$ -	$ -

As of December 31, 2022, the Company has estimated tax net operating loss carryforwards of approximately $378,000 which can be carried forward indefinitely. Utilization of these losses may be limited in accordance with IRC Section 382 in the event of certain ownership shifts.

The Company has examined all available evidence and has determined that a valuation allowance is necessary to offset the deferred tax assets presented on the financial statements as of December 31, 2022. The total valuation allowance established as of December 31, 2022 was approximately $36,000. The change in the valuation from December 31, 2021 to December 31, 2022 was approximately $22,500.

Note H – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Note I – Subsequent Events

Subsequent to December 31, 2021, the VBS purchased 22 more homes for approximately $4,900,000. These homes were purchased using the Company's remaining availability on its Note Payable.

In January 2023, VBH exercised its right under the Control Agreement among VBH, VBRE, and SC1 to require VBRE to contribute all of the membership interests in SC1 to VBH. In connection with such contribution, VBH issued 715,065 Class A Units of VBH to VBRE, and VBH assumed approximately $7,900,000 of debt in conjunction with SC1 properties. Upon such contribution, the Control Agreement terminated by mutual agreement of the parties. SC1 holds 48 homes in a single community located in Beaufort County, South Carolina.

February 2023, the Company established, through VBH, VictoryBase NY1, LLC ("NY1"), a Texas LLC. NY1 acquired $7,900,000 of properties in Sackets Harbor, New York as follows: NY1 funded such acquisition with (i) $2,000,000 preferred membership interests of NY1 to the seller of such real property, and (ii) $300,000 contributed to NY1 from VBH. VBH funded such contribution to NY1 with $300,000 contributed to VBH by VBRE in exchange for VBH issuance of Class C Units to VBRE.

Management has assessed subsequent events through April 21, 2023, the date on which the financial statements were available to be issued.

VictoryBase Corporation and Affiliates
Combining Balance Sheet
For the Year Ended December 31, 2022

	VictoryBase Corporation	VictoryBase Holdings LLC	VictoryBase SC1 LLC	Combined
Assets				
Current assets				
Cash	$ 125,569	$ -	$ 616,567	$ 742,136
Prepaid offering costs	263,496	-	-	263,496
Accounts receivable and other assets	-	-	5,430	5,430
Total current assets	389,065	-	621,997	1,011,062
Property and equipment, net	-	-	10,613,849	10,613,849
Total assets	$ 389,065	$ -	$ 11,235,846	$ 11,624,911
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities				
Accounts payable	$ -	$ -	$ 2,438	$ 2,438
Accrued expenses	108,669	-	186,703	295,372
Related party payable	486,620	3,488	5,752	495,860
Deferred revenue	3,715	-	8,566	12,281
Note payable, current portion	-	-	17,345	17,345
Total current liabilities	599,004	3,488	220,804	823,296
Note payable, net of current portion	-	-	7,832,655	7,832,655
Total liabilities	599,004	3,488	8,053,459	8,655,951
Stockholders' Equity (Deficit)				
Common stock Class A	25	-	-	25
Common stock Class B	1,000	-	-	1,000
APIC	975	-	-	975
Retained earnings (deficit)	(211,939)	(3,488)	-	(215,427)
Members' equity	-	-	3,182,387	3,182,387
Total stockholders' equity (deficit)	(209,939)	(3,488)	3,182,387	2,968,960
Total liabilities and stockholders' equity (deficit)	$ 389,065	$ -	$ 11,235,846	$ 11,624,911

See accompanying accountants' report

VictoryBase Corporation and Affiliates
Combining Statement of Operations
For the Year Ended December 31, 2022

	VictoryBase Corporation	VictoryBase Holdings LLC	VictoryBase SC1 LLC	Eliminations	Combined
Revenues	$ 739,115	$ 718,798	$ 1,037,134	$ (1,437,596)	$ 1,057,451
Operating expenses					
Depreciation expense	-	-	532,817	-	532,817
General and administrative	24,024	3,488	114,591	-	142,103
Maintenance expense	-	-	53,085	-	53,085
Property tax expense	-	-	108,161	-	108,161
Subcontrol agreement expense	718,798	718,798	-	(1,437,596)	-
	742,822	722,286	808,654	(1,437,596)	836,166
Operating income (loss)	(3,707)	(3,488)	228,480	-	221,285
Other income (expense)					
Interest expense	-	-	(391,140)	-	(391,140)
	-	-	(391,140)	-	(391,140)
Net loss before taxes	(3,707)	(3,488)	(162,660)	-	(169,855)
Income tax benefit (expense)	-	-	-	-	-
Net loss	$ (3,707)	$ (3,488)	$ (162,660)	$ -	$ (169,855)

See accompanying accountants' report